FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Detailed joint cautionary announcement
Signatures

Mvelaphanda Resources Limited Registration number: 1980/001395/06 ISIN: ZAE000037610 JSE Code: MVL (“Mvela Resources”)	Gold Fields Limited Registration number: 1968/004880/06 ISIN: ZAE000018123 JSE Code: GFI (“Gold Fields”)

Detailed joint cautionary announcement

1.	Introduction

Further to the joint cautionary announcement dated 10 June 2003 and the subsequent joint cautionary announcements dated 24 July 2003, 5 September 2003 and 8 October 2003 respectively, shareholders are advised that Gold Fields and Mvela Resources are now in a position to announce full details of their agreement in terms of which, a wholly owned subsidiary of Mvela Resources (“Mvela Gold”) will, subject to the fulfilment of the conditions precedent set out in paragraph 7 below, acquire a 15% beneficial interest in the South African gold mining assets and business operations of Gold Fields for a consideration of R4 139 million (the “Empowerment Interest”) (collectively “the Transaction”). This consideration is payable in cash.

The Transaction satisfies certain key principles, namely that:

•	it should be sustainable over time;

•	it should lead to meaningful and lasting Black Economic Empowerment (“BEE”) and value creation; and

•	there should be limited recourse to the Gold Fields balance sheet as a consequence of the Transaction.

This announcement sets out the details of the Transaction.

2.	Rationale

As part of the process of transforming the South African economy, both Gold Fields and Mvela Resources have identified the need to increase the interests of historically disadvantaged South Africans (“HDSAs”) in the ownership structure of Gold Fields. In addition, the scorecard attached to the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry (“Mining Charter”) has specified an HDSA ownership target of 15% of all South African mining assets (equity or attributable units of production) within five years.

Gold Fields and Mvela Resources believe that the Transaction encompasses both the spirit and letter of the Mining Charter on a basis which is commercially sustainable for both Gold Fields and Mvela Resources. It also represents a major milestone for transformation in South Africa. Together, Gold Fields and Mvela Resources will proactively address the broader requirements of the Mining Charter necessary to achieve this transformation.

Mvela Resources is a broad based mining empowerment company managed and controlled by Mvelaphanda Holdings (Proprietary) Limited (“Mvela Holdings”). The direct and indirect shareholders and beneficiaries in Mvela Resources include numerous established broad based BEE investment companies, several trusts representing various HDSAs, several community based trusts and local charities.

Mvela Resources has undertaken to further broaden BEE participation in the Transaction and accordingly, will facilitate the participation of a number of identified broad-based charities, foundations, community groups and women and youth groups in the Transaction (“the BEE Consortium”).

Mvela Resources believes that the Transaction will enable Mvela Resources and its empowerment partners to share in the inherent value and growth of these world class South African gold mining assets as well as to reinforce its position at the forefront of the transformation of the South African mining industry on terms which are financially attractive. Mvela Resources further believes that this is achieved through an effective structure due to direct proximity to cash flows and limited exposure to Mvela Resources’ balance sheet.

From Gold Fields’ perspective, the proposed Transaction not only satisfies a significant aspect of the Mining Charter but is also undertaken on commercial terms and for fair value, allowing Gold Fields to utilise the consideration it receives to further grow its operations.

3.	Internal restructuring of Gold Fields

Beatrix Mining Ventures Limited, Driefontein Consolidated (Proprietary) Limited and Kloof Gold Mining Company Limited, all of which are wholly-owned subsidiaries of Gold Fields, will sell their respective South African gold mining and ancillary assets including:

3.1.1 the Beatrix mine;
3.1.2 the Driefontein mine; and
3.1.3 the Kloof mine,

to a wholly-owned subsidiary of Gold Fields, GFI Mining South Africa Limited (“GFI-SA”), for an aggregate purchase consideration equal to the book value of the assets and businesses sold. The board of GFI-SA will comprise nominees of both Gold Fields and Mvela Resources. This internal restructuring creates one entry point for BEE participation and facilitates the financing of the Transaction.

4.	The Transaction

4.1.	The GFI-SA Loan

4.1.1.	Mvela Gold will lend an amount of R4 139 million to GFI-SA (the “GFI-SA Loan”). GFI-SA will apply the full proceeds of the GFI-SA Loan towards the discharge of the purchase consideration owing pursuant to the internal restructuring referred to in paragraph 3.

4.1.2.	Mvela Gold will raise the amount of R4 139 million in the manner outlined in paragraph 4.3.

4.1.3.	The GFI-SA Loan will carry an interest rate of 95 basis points (“bps”) over the 5 year swap curve, payable semi-annually in arrears, fixed at the time of advance. The indicative rate as at the date of this announcement is 10.23% per annum. The GFI-SA Loan is repayable after five years.

4.1.4.	Each of Gold Fields, Gold Fields Guernsey Limited and Gold Fields Australia (Proprietary) Limited (the “Guarantors”) will, jointly and severally, guarantee the obligations of GFI-SA under the GFI-SA Loan to Mvela Gold.

4.1.5.	Provision has been made for early repayment of the GFI-SA Loan:

4.1.5.1.	prior to the expiry of the 5 year period, at the election of Gold Fields, together with the present value of the outstanding interest obligations; or

4.1.5.2.	on the occurrence of an event of default by Gold Fields, in which event the present value of the outstanding interest also becomes payable,

which will result in an early subscription by Mvela Gold for 15% of the equity in GFI-SA referred to below.

4.2.	Share subscription and Exchange

4.2.1.	Mvela Gold will enter into a share subscription agreement with GFI-SA in terms of which it undertakes to subscribe for 15% of GFI-SA’s share capital for a subscription price of R4 139 million (the “GFI-SA Shares”) on the date upon which the GFI-SA Loan referred to above is repaid.

4.2.2.	It is contemplated that at any time during the one year period after the expiration of the Lock-in Period referred to in paragraph 4.4 either Mvela Gold or Gold Fields will have the right to require the exchange of the GFI-SA Shares for the issue of Gold Fields ordinary shares (the “Exchange”).

4.2.3.	The GFI-SA Shares will be exchanged for ordinary shares of an equivalent value in Gold Fields if the right referred to in paragraph 4.2.2 is exercised. The Exchange will be carried out on a basis which is consistent with the valuation method applied when the terms of the Transaction were first agreed and announced. Provision will be made for:

4.2.3.1.	Gold Fields and Mvela Resources to agree on the values for the Exchange; and

4.2.3.2.	failing agreement, the values will be determined by an independent third party, (the “Exchange Methodology”).

4.2.4.	The rights of Mvela Gold and Gold Fields to require the Exchange will fall away if the shares in GFI-SA are listed on any recognised stock exchange.

4.3.	Financing of GFI-SA Loan

4.3.1.	Mvela Gold will finance the GFI-SA Loan as follows:

4.3.1.1.	through a loan of approximately R1 349 million, lead arranged and underwritten by RMB Special Projects, a division of FirstRand Bank Limited (“RMB”) and by Barclays Bank plc, South Africa Branch (the “Commercial Bank Loan”). The Commercial Bank Loan will carry a fixed interest rate of 95 bps over the 5 year amortising swap curve with capital and interest serviced semi-annually in arrears. The Commercial Bank Loan will be repaid in full over five years using the interest receipts from the GFI-SA Loan. The exact quantum of the Commercial Bank Loan may change based on any changes in interest rates between the date of this announcement and the date of advance;

4.3.1.2.	through a loan of R1 100 million (the “Mezz SPV loan”) from a special purpose vehicle owned by the Mezz Financiers referred to below (the “Mezz SPV”) funded by:

—	R200 million of redeemable preference shares in Mezz SPV subscribed for by Gold Fields (“the Gold Fields Preference Shares”). The rate on the Gold Fields Preference Shares will be equal to 65% of the prime interest rate nominal annual compounded semi-annually (“nacs”) and will be serviced semi-annually in arrears. The prime interest rate will be fixed for the term of the Gold Fields Preference Shares as at the date of this announcement. The rate on the Gold Fields Preference Shares will increase to 80% of the prime interest rate on the outstanding balance including accrued dividends if Mezz-SPV fails to pay any portion of the Gold Fields preference dividends timeously. The Gold Fields Preference Shares will have a term of five years;

—	R300 million, R100 million and R50 million of redeemable preference shares subscribed for by the Industrial Development Corporation of South Africa Limited (“IDC”), RMB and JPMorgan, respectively (the “Mezz Preference Shares”). The rate on the Mezz Preference Shares will be equal to 14.25% nacs and dividends will roll-up for five years. The dividend on the Mezz Preference Shares is higher than the dividend on the Gold Fields’ Preference Shares since these Mezz Preference Shares will not be serviced for five years;

—	R100 million and the Rand equivalent of US$28 million (approximately R200 million) lent and advanced by the Public Investment Commissioners (“PIC”) and the International Finance Corporation (“IFC”) respectively at an interest rate of 14.25% (nacs), which interest will roll-up for five years; and

—	R150 million lent by the PIC at an interest rate of 14.25% (nacs) rolled up for five years, secured by a right to put all of PIC’s rights and obligations under this loan together with its underlying security to Gold Fields at a price equal to the rolled-up value of the loan, net of the fee referred to below (the “Guarantee Fee”) if the PIC’s security is less than this rolled-up value. The PIC will pay Gold Fields a Guarantee Fee equal to 3.75% per annum of the rolled-up value of the loan, on the date on which the loan is repaid to PIC.

The PIC, Gold Fields, IDC, IFC, JPMorgan and RMB are collectively referred to as the “Mezz Financiers” in relation to the mezzanine finance described in this paragraph (“Mezzanine Finance”). All Mezzanine Finance will be repayable at the end of five years.

4.3.2.	The Mezz SPV loan will be secured as follows:

4.3.2.1.	by a cession of Mvela Gold’s right to the GFI-SA Shares and the right to exchange the GFI-SA Shares for an issue of ordinary shares in Gold Fields referred to in paragraph 4.2; and

4.3.2.2.	by a guarantee of R200 million from Mvela Resources for the benefit of the Mezz Financiers (other than Gold Fields) secured by a cession and pledge of all the ordinary shares in Mvela Gold in the event that the security referred to above is exhausted;

4.3.3.	The Commercial Bank Loan will be secured by a cession of Mvela Gold’s rights under the GFI-SA Loan.

4.3.4.	Mvela Resources will subscribe for ordinary shares in Mvela Gold following an issue of equity by Mvela Resources for the balance of the finance. Gold Fields will subscribe for ordinary shares in Mvela Resources to the value of R100 million, at the book-build price established under the equity capital raising.

4.4.	Lock-in period

It is Mvela Resources’ intention to be a long-term investor in Gold Fields. Accordingly, Mvela Resources has undertaken to procure that Mvela Gold will not dispose of the Empowerment Interest until the earlier of the expiration of five years or the date upon which the GFI-SA Loan becomes repayable (the “Lock-in Period”).

4.5.	Covenants in favour of Mvela Resources

In order to safeguard Mvela Gold’s rights in relation to GFI-SA, Gold Fields and Mvela Gold have concluded an agreement, the most important provisions of which include:

4.5.1.	the right of Mvela Gold to appoint 2 nominees out of a maximum of 7 directors on the GFI-SA board;

4.5.2.	the right of Mvela Gold to appoint 2 members on each of GFI-SA’s Operations Committee and Transformation Committee. The latter committee is to be set up to monitor compliance with GFI-SA’s Mining Charter and transformation commitments;

4.5.3.	“tag along” rights in the event that Gold Fields sells a controlling interest in GFI-SA after Mvela Gold acquires the GFI-SA Shares. Prior to such date, Gold Fields will need the prior consent of Mvela Resources and the Mezz Financiers to dispose of any of its shares in GFI-SA;

4.5.4.	an agreement to use GFI-SA as the exclusive vehicle for all South African gold mining and gold exploration opportunities. Accordingly, each of Mvela Resources and Gold Fields will be required to first offer to GFI-SA all South African gold mining or gold exploration opportunities presented to it or any member of its group. If, during the Lock-in Period, GFI-SA wishes to pursue any such opportunity, it may at its discretion finance the opportunity by utilising its internal resources, shareholder loans from Gold Fields on commercial terms or external debt. After the Lock-in Period, any failure by Mvela Gold to fund its participation in such opportunity will result in a dilution of Mvela Gold’s interest in GFI-SA;

4.5.5.	the requirement that Mvela Resources consents to the disposal by GFI-SA of the whole or substantially the whole of its undertaking or of any of its material assets;

4.5.6.	an undertaking from Gold Fields to procure that GFI-SA will continue to be operated soundly;

4.5.7.	the prior approval of Mvela Gold for any material intra-group and other related party transactions entered into by GFI-SA. No such approval will, however, be required for:

4.5.7.1.	movements of cash between GFI-SA and other Gold Fields group companies subject to the proviso that any distribution of cash funded by external borrowings are adjusted for in the Exchange Methodology; and

4.5.7.2.	the provision by GFI-SA of guarantees to third parties for the obligations of other Gold Fields group companies, essentially to cover the raising of bank debt;

4.5.8.	The prior approval by Mvela Gold for any changes to the constituent documents of GFI-SA, or the creation of different classes of capital in GFI-SA or a variation of the rights attaching to the issued share capital thereof.

4.5.9.	During the Lock-in Period and thereafter for so long as Mvela Gold holds not less then 10% of the issued equity shares in GFI-SA, should Gold Fields elect to increase the effective ownership by HDSAs in GFI-SA, other than in terms of employee incentive schemes, Gold Fields will first offer Mvela Resources the opportunity to increase its interest in GFI-SA. This arrangement is intended to facilitate a move by Gold Fields towards fulfilment of the Mining Charter requirement that mining companies achieve 26% HDSA ownership (equity or attributable units of production) within 10 years.

4.5.10.	The covenants referred to above will endure for the Lock-in Period and for so long as Mvela Gold holds at least 10% of the issued share capital of GFI-SA, save for that referred to in paragraph 4.5.5 which shall only endure until such time as Mvela Gold subscribes for the GFI-SA Shares.

5.	Participation of the BEE Consortium

5.1.	Currently, Mvela Resources is regarded as being a broad based BEE company. However, Mvela Resources has undertaken to facilitate the participation of a number of additional broad based BEE groups in the Transaction. This broad based BEE Consortium will predominantly include community-based development trusts, start-up broad based empowerment mining companies and women and youth empowerment groupings.

5.2.	Mvela Resources has agreed to establish a trust (the beneficiaries being the BEE Consortium) and to issue to this trust 7.5 million warrants on or about the closing date of the Transaction. The warrants will be exercisable by the trust into 7.5 million ordinary shares in Mvela Resources at a price of R35 per share at the end of 5 years from closing of the Transaction.

5.3.	The rationale for Mvela Resources is that it will enhance the HDSA component of its shareholder base, which shall in future permit Mvela Resources to conclude additional value enhancing transactions.

5.4.	In addition, a number of established BEE mining and investment groups will be invited to participate in the Mvela Resources equity raising alongside the other participants.

6.	Use of sale proceeds by Gold Fields

6.1	Gold Fields intends to use the proceeds arising from the sale of assets to GFI-SA to finance growth opportunities in the group.

6.2	Insofar as local growth opportunities are concerned, the proceeds could be applied to fund projects including the Kloof Extension area project below 42 level and the Driefontein drop down project below 50 level. Any such funding will be via shareholder loans on commercial terms.

6.3	Insofar as international growth opportunities are concerned, a portion of the proceeds could be used to fund further organic growth at existing assets, late stage exploration projects and acquisitions.

7.	Conditions precedent

The implementation of the Transaction is conditional, inter alia, upon:

7.1	the Gold Fields shareholders in general meeting passing the ordinary resolutions necessary to approve:

7.1.1	the specific issue to Mvela Gold of ordinary shares equal to 15% of the issued share capital of GFI-SA for an aggregate subscription price of R4 139 million in five years time or, alternatively, on the date upon which the GFI-SA Loan is repaid;

7.1.2	the allotment and issue of Gold Fields ordinary shares in exchange for the GFI-SA Shares should either Gold Fields or Mvela Gold exercise their right of Exchange;

7.2	the shareholders of Mvela Resources in general meeting passing the special and ordinary resolutions necessary to approve:

7.2.1	an increase in the authorised share capital of Mvela Resources;

7.2.2	a specific issue of ordinary shares to domestic and international investors in order to raise the balance of the required financing;

7.2.3	the advance of a loan of R4 139 million by Mvela Gold to GFI-SA and the subsequent subscription by Mvela Gold for the GFI SA Shares;

7.2.4	a specific issue of Mvela Resources warrants to the BEE consortium;

7.3	the registration of the special resolution regarding the increase in the authorised share capital of Mvela Resources by the Registrar of Companies;

7.4	the raising of the balance of the required financing by Mvela Resources pursuant to a specific issue of ordinary shares for cash to domestic and international investors;

7.5	the approval of the Transaction by the regulatory authorities having jurisdiction in this regard, including the JSE Securities Exchange South Africa (“JSE”) and the Exchange Control Department of the South African Reserve Bank; and

7.6	the conclusion of definitive agreements in relation to the Transaction and such agreements being implemented in accordance with their terms.

8.	Pro forma financial effects of the Transaction on Gold Fields

The pro forma financial effects of the Transaction set out below are based on Gold Fields’ audited results for the year ended 30 June 2003.

The pro forma financial effects have been prepared for illustrative purposes only to provide information of how the Transaction may have impacted on the results and financial position of Gold Fields. Because of their nature, the pro forma financial effects may not give a fair reflection of Gold Fields’ financial position at 30 June 2003 after the Transaction or the effect on future earnings.

	Before[1]	After[2]	%
	Cps	Cps	Change

Headline earnings per share[3]	507	532	4.9
Earnings per share[3]	626	650	3.8
Net asset value per share[4]	2 394	3 062	27.9
Tangible net asset value per share[4]	2 353	3 021	28.4

Notes:

1.	Extracted from the audited consolidated financial statements of Gold Fields for the year ended 30 June 2003.

2.	Pro forma financial effects after the Transaction.

3.	In relation to the pro forma earnings and headline earnings it is assumed that:
a)	the Transaction was effective on 1 July 2002,
b)	the proceeds from the loan of R 4139 million was applied as follows:
—	R 200 million invested in Mvela redeemable preference shares earning dividends at 80% of the prime lending rate of 12%;
—	R 100 million invested in Mvela ordinary shares. It has been assumed that no dividend was received from Mvela; and
—	the balance was invested at a rate of 8% before tax until such time as specific growth opportunities are identified.
c)	the interest paid on the debt portion of the loan was calculated at a before tax interest rate of 10.23%; and
d)	normal taxation applicable to mining companies has been applied, in addition to a release of a deferred tax asset of R 105 million arising as a consequence of the Transaction.

4.	In relation to the pro forma net asset value and tangible net asset value it is assumed that:
a)	the net asset values are adjusted to reflect the Transaction had it been effective on 30 June 2003.
b)	The loan is classified as follows:
—	R 1620 million as debt, net of issuance cost; and
—	R 2 04 million as equity, net of issuance cost.
c)	A deferred tax asset of R 648 million arises as a consequence of the Transaction.

5.	It should be noted that the sale of the 15% shareholding in the South African assets of Gold Fields will only become effective for accounting purposes in five years time when the ordinary shares are issued by Gold Fields to Mvela.

9.	Financial effects of the Transaction on Mvela Resources

The pro forma financial effects of the Transaction set out below, are based on the reviewed interim results for the 6 months ended 31 March 2003

The pro forma earnings do not necessarily represent or indicate sustainable earnings or future profits. Accordingly the pro forma financial effects, set out below have been prepared for illustrative purposes. Mvela Resources shareholders are referred to the opinions and recommendations as outlined in paragraph 11 below, when formulating an opinion on how to vote on the Transaction.

The pro forma financial effect of the Transactions for the six months ended 31 March 2003 is as follows:

		Before the	After the
	Before as reported[1]	Transaction[2]	Transaction3&4%
	CPS	CPS	CPS	change

(Loss) per ordinary share	(91.35)	(90.63)	(15.56)	82,8
Headline (loss) per ordinary share	(98.28)	(97.56)	(19.02)	80,5
Net asset value per ordinary share	1 159	1 156	1 785	54,4
Tangible net asset value per ordinary share	971	968	1 691	74,7

Notes:

1.	Extracted from the unadjusted reviewed Mvela Resources interim report for the six months ended 31 March 2003.

2.	Extracted without adjustment from the Mvela Resources scheme document dated 26 September 2003 wherein Mvela Resources proposed a scheme of arrangement in terms of section 311 of the Companies Act, No. 61 of 1973, as amended, and a consolidation of the company’s ordinary share capital, the net effect of which was that for every linked unit held, a linked unit holder received 1 ordinary share.

3.	In relation to the earnings and headline earnings per ordinary share after the Transaction, it is assumed that:
(a)	the Transaction was effective on 1 October 2002;
(b)	66 250 000 ordinary shares were issued in terms of the equity capital raising, using the ruling price of Mvela Resources ordinary shares as at 24 November 2003, being R24.00 per share;
(c)	4 166 667 ordinary shares were issued to Gold Fields using the ruling price of Mvela Resources ordinary shares as at 24 November 2003, being R24.00 per share;
(d)	interest was earned on the loan advanced by Mvela Gold to GFI-SA at a before tax interest rate of 10.23%;
(e)	financing costs raised on the bank loans and mezzanine finance at an average before tax interest rate of 11.4%;
(f)	no fair value adjustment has been assumed with respect to the GFI-SA Loan.

4.	The effect on the pro forma net asset value per ordinary share and tangible net asset value per share after the Transaction is based on the following assumptions:
(a)	the Transaction was effective on 31 March 2003;
(b)	66 250 000 ordinary shares were issued for a consideration of R1 590 million, in terms of the equity capital raising using the ruling price of the Mvela Resources ordinary shares as at 24 November 2003, being R24.00 per share;
(c)	4 166 667 ordinary shares were issued to Gold Fields for a consideration of R100 million using the ruling price of the Mvela Resources ordinary shares as at 24 November 2003, being R24.00 per share; and
(d)	the loan advanced to GFI-SA of R4 139 million was funded by the equity capital raising referred to above and debt.

5.	Transaction costs have not been taken into account in the financial effects. Mvela Resources’ intention is currently to raise additional funds as part of the equity raising to settle these costs.

10.	Undertakings

An undertaking has been received from Mvela Holdings to vote in favour of all the ordinary and special resolutions necessary to implement the Transaction at the general meeting of Mvela Resources shareholders.

As of the date of this announcement, Mvela Holdings holds a total of 52.9% of the voting interest in Mvela Resources.

11.	Opinions and recommendations

11.1	Mvela Resources

11.1.1	PwC Corporate Finance, the independent financial advisor to Mvela Resources, has considered the terms and conditions of the consideration payable of R4 139 million and the issue of the Mvela Resources warrants and is of the opinion that they are fair and reasonable to shareholders and has advised the board of directors accordingly.

11.1.2	The board of directors is of the opinion that the terms and conditions of the Transaction are fair and reasonable to shareholders and unanimously recommends that shareholders vote in favour of the ordinary and special resolutions necessary to implement the Transaction.

Accordingly, all of the directors who are shareholders have indicated that they intend to vote in favour of the ordinary and special resolutions required to implement the Transaction.

11.2	Gold Fields

11.2.1	The directors of Gold Fields are of the opinion that the Transaction is fair and reasonable and will be beneficial to shareholders.

11.2.2	Although not a requirement in terms of the JSE Listing Requirements, the board of directors has obtained an opinion from JPMorgan to the effect that the terms of the Transaction, from a financial point of view, are fair and reasonable.

Accordingly, all the directors who are shareholders intend to vote in favour of the ordinary resolutions required to implement the Transaction.

12.	Timetable and Cautionary announcement

A further announcement giving salient dates of the Transaction will be published on SENS and in the press once the definitive agreements referred to in paragraph 7.6 have been signed.

The attention of shareholders is drawn to the conditions precedent to which the Transaction is still subject. Accordingly, shareholders are advised to continue to exercise caution when dealing in the securities of the respective companies, until such time as a further announcement is made.

Furthermore, in relation to the Mvela Resources cautionary announcement published on 5 November 2003, Mvela Resources shareholders are advised to continue to exercise caution until a further announcement is made.

Johannesburg 26 November 2003

Merchant Bank to Mvela Resources Rand Merchant Bank Corporate Finance (A division of FirstRand Bank Limited)	Financial Adviser and Transactional sponsor to Gold Fields JP Morgan

Attorneys to Mvela Resources for the Transaction Werksmans Inc	Corporate law advisers and consultants to Gold Fields Edward Nathan and Friedland (Proprietary) Limited

Sponsor to Mvela Resources PricewaterhouseCoopers Corporate Finance (Proprietary) Limited	Sponsor to Gold Fields HSBC Investment Services (Africa) (Proprietary) Limited

Structuring Adviser and Joint Lead Arranger and Underwriter of the Senior Debt	Joint Lead Arranger and Underwriter of the Senior Debt

RMB Special Projects (A division of FirstRand Bank Limited)	Barclays Bank plc South Africa Branch

Attorneys to Structuring Adviser, Joint Lead Arrangers and Underwriters Deneys Reitz Inc Attorneys to Mezz Financiers Bowman Gilfillan Inc Chuene, Kwinana, Motsatse

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 November 2003
By:
Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs